UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Spring Valley Acquisition Corp. II
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G83752108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Spring Valley Acquisition Sponsor II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,896,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 58.6%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Includes Class A Ordinary Shares (“Class A Shares”) issuable in respect of (i) 1 Class B ordinary share (the “Class B Share”), which is convertible into one Class A Share at the option of the holder and (ii) 13,350,000 private placement warrants to purchase Class A Shares on a one-for-one basis (the “Warrants”).

(2) Calculated based on (i) 23,304,432 Class A Shares outstanding as of January 25, 2024, as reported on the Issuer’s Form 8-K, filed on January 26, 2024, as increased by (ii) 13,350,001 Class A Shares issuable in respect of the Class B Share and the Warrants.

1.	Names of Reporting Persons Pearl Energy Investments II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,896,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 58.6%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Includes Class A Shares issuable in respect of (i) 1 Class B Share, which is convertible into one Class A Share at the option of the holder and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,304,432 Class A Shares outstanding as of January 25, 2024, as reported on the Issuer’s Form 8-K filed on January 26, 2024, as increased by (ii) 13,350,001 Class A Shares issuable in respect of the Class B Share and the Warrants.

1.	Names of Reporting Persons Pearl Energy Investment II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,896,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 58.6%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Includes Class A Shares issuable in respect of (i) 1 Class B Share, which is convertible into one Class A Share at the option of the holder and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,304,432 Class A Shares outstanding as of January 25, 2024, as reported on the Issuer’s Form 8-K filed on January 26, 2024, as increased by (ii) 13,350,001 Class A Shares issuable in respect of the Class B Share and the Warrants.

1.	Names of Reporting Persons Pearl Energy Investment II UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,896,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 58.6%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Includes Class A Shares issuable in respect of (i) 1 Class B Share, which is convertible into one Class A Share at the option of the holder and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,304,432 Class A Shares outstanding as of January 25, 2024, as reported on the Issuer’s Form 8-K filed on January 26, 2024, as increased by (ii) 13,350,001 Class A Shares issuable in respect of the Class B Share and the Warrants.

1.	Names of Reporting Persons William J. Quinn
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 20,896,667
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 20,896,667
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,896,667(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 58.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Includes Class A Shares issuable in respect of (i) 1 Class B Share, which is convertible into one Class A Share at the option of the holder and (ii) 13,350,000 Warrants.

(2) Calculated based on (i) 23,304,432 Class A Shares outstanding as of January 25, 2024, as reported on the Issuer’s Form 8-K filed on January 26, 2024, as increased by (ii) 13,350,001 Class A Shares issuable in respect of the Class B Share and the Warrants.

Item 1(a).	Name of Issuer

Spring Valley Acquisition Corp. II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Spring Valley Acquisition Sponsor II, LLC;
(ii) Pearl Energy Investments II, L.P.;
(iii) Pearl Energy Investment II GP, L.P.;
(iv) Pearl Energy Investment II UGP, LLC; and
(v) William J Quinn.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

G83752108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

This Schedule 13G (the “Statement”) is being filed by Spring Valley Acquisition Sponsor II, LLC (the “Sponsor”). The Sponsor is controlled by Pearl Energy Investment II, L.P. (“Pearl”). Pearl is controlled by its general partner, Pearl Energy Investment II GP, LP (“Pearl GP”), Pearl GP is controlled by its general partner, Pearl Energy Investment II UGP, LLC (“Pearl LLC”), and William J. Quinn is the managing member of Pearl LLC. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Pearl, Pearl GP, Pearl LLC, and William J. Quinn.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

The reported amounts give effect to the conversion of 7,546,666 Class B Shares into 7,546,666 Class A Shares on January 25, 2024, as reported on the Reporting Person’s Form 4 filed with the Securities and Exchange Commission on January 29, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Spring Valley Acquisition Sponsor II, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

Pearl Energy Investments II, L.P.

By:	/s/ David Levinson, as attorney-in-fact
Name:	William Quinn
Title:	Managing Partner
Pearl Energy Investments II GP, L.P.

By:	/s/ David Levinson, as attorney-in-fact
Name:	William Quinn
Title:	Managing Partner

Pearl Energy Investments II UGP, LLC.

By:	/s/ David Levinson, as attorney-in-fact
Name:	William Quinn
Title:	Managing Partner

William J. Quinn

By:	/s/ David Levinson, as attorney-in-fact
Name:	William Quinn

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2023, as incorporated by reference to Exhibit A to the Schedule 13G filed on February 14, 2023.

Exhibit B	Power of Attorney, dated as of February 12, 2024.

Exhibit B

POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

February 12, 2024

KNOW ALL BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints David Levinson and Robert Kaplan, signing singly, as the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(i)	execute for and on behalf of the undersigned, in the undersigned’s capacity as a director, officer or beneficial owner of shares of common stock of Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreements) required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and any Forms 3, 4 and 5 and any amendments, supplements or exhibits thereto required to be filed by the undersigned under Section 16(a) of the Exchange Act;

(ii)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, 4, or 5 and timely file such forms with the United States Securities and Exchange Commission and any stock exchange on which the common stock of the Company is then listed; and

(iii)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in- fact’s discretion.

The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or Section 16 of the Exchange Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[signature page to follow]

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

Pearl Energy Investments II, L.P.
Pearl Energy Investment II GP, L.P.
Pearl Energy Investment II UGP, LLC

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

By:	/s/ William Quinn
Name:	William Quinn

[Signature Page to POA re Section 13 and 16]